FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address:

Sol Strategies Inc. ("Sol Strategies" or the "Company")
217 Queen Street West, Suite 401

Toronto, Ontario M5V 0R2

Item 2 - Date of Material Change:

January 16, 2025

Item 3 - News Release:

The news releases announcing the material change referred to in this report were disseminated over Newsfile on January 9, 2025 and January 16, 2025 and filed under the profile of the Company on the SEDAR+ website at www.sedarplus.ca.

Item 4 - Summary of Material Change:

On January 9, 2025, the Company announced a private placement financing of CAD $27.5 million (the "Private Placement") of unsecured convertible debenture units ("CD Units"), with ParaFi Capital, a leading global blockchain investment firm, committing the entire amount. Each CD Unit consists of one debenture with a principal amount of CAD $1,000, and 400 common share purchase warrants. The financing will be used to increase the Company's SOL treasury holdings, for organic and inorganic expansion of its revenue-generating validator operations, as well as general working capital purposes.

Item 5 - Full Description of Material Change:

5.1 Full Description of Material Change

On January 9, 2025, the Company announced a private placement financing of CAD $27.5 million (the "Private Placement") of unsecured convertible debenture units ("CD Units"), with ParaFi Capital, a leading global blockchain investment firm, committing the entire amount. Under the Private Placement, the Company issued 27,500 CD units to ParaFi Digital Opportunities LP, ParaFi Venture Fund II LP and ParaFi Quantitative Strategies LP (collectively, the "Purchasers"). The terms of the Private Placement are governed by securities purchase agreements entered into with each of the Purchasers and executed debenture certificates and warrant certificates issued to each Purchaser.

The financing will be used to increase the Company's SOL treasury holdings, for organic and inorganic expansion of its revenue-generating validator operations, as well as general working capital purposes.

Each CD Unit consists of (i) one 2.5% unsecured convertible debenture in the principal amount of CAD$1,000 (each, a "Debenture") maturing on January 16, 2030 at 5:00 p.m. EST (the "Maturity Date"), and (ii) 400 common share purchase warrants (each, a "Warrant" and collectively, the "Warrants"), with each whole Warrant entitling the holder thereof to purchase one common share in the capital of the Company at an exercise price of CAD$2.50, with a term ending on the Maturity Date.

Any common shares in the capital of the Company ("Common Shares") issued on the conversion of the Debentures, the interest thereon, or upon exercise of the Warrants will be subject to restrictions on trading until the date that is four months and a day following closing of the Private Placement.

The Debentures will bear interest (the "Interest") at a rate of 2.5% per annum, accruing from the date of issuance and payable semi-annually in cash or, at the election of the Company, in freely tradeable Common Shares. When such Interest is paid in Common Shares ("Interest Shares"), the number of Interest Shares to be issued shall be determined by the quotient obtained by dividing (x) by (y), with (x) representing the Interest accrued on the Debenture from and including the date the Debenture is issued, or the most recent date on which such Interest was payable, as applicable, to the date on which such Interest is payable; and (y) representing the 20-trading day volume-weighted average price of the Common Shares listed on the Canadian Securities Exchange, calculated up to the date on which such Interest is payable.

All or a portion of the principal amount of each Debenture and accrued and unpaid interest as of the date of conversion will be convertible into Common Shares (each a "Debenture Share" and collectively, the "Debenture Shares") at the option of the holder, at any time and from time to time, commencing on the date of issuance and ending on the Maturity Date, at a price of $2.50 (the "Conversion Price"). Upon conversion, the holder will receive the number of Common Shares equal to the principal amount of the Debentures converted divided by the Conversion Price. The closing of the Private Placement was completed on January 16, 2025.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

Doug Harris, Chief Financial Officer
416-480-2488
doug@solstrategies.io

Item 9 - Date of Report:

January 16, 2025